Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Predecessor Entity		Predecessor Entity				Successor Entity
	Year Ended December 31, 2004	January 1 to January 31, 2005	February 1 to December 31, 2005	Year ended December 31,		January 1 to January 31, 2008	February 1 – December 31, 2008	Period February 1 – September 30, 2008	Nine Months Ended September 30, 2009
				2006	2007
			(in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$23,897	$(105,326)	$(192,786)	$(349,864)	$(176,932)	$(322,337)	$(995,960)	$(342,394)	$(716,445)
Fixed charges	169,907	13,758	392,167	778,789	1,074,090	86,659	1,369,513	985,976	1,087,918
Income (loss) from equity investees	4,670	402	11,913	32,410	7,237	(15)	17,127	17,262	(388)
Amortization of capitalized interest	29,201	2,554	31,306	33,069	25,605	2,493	27,361	19,513	23,862
Interest capitalized	(21,452)	(92)	(10,769)	(28,653)	(56,860)	(4,745)	(60,943)	(46,072)	(52,851)

Total adjustments	182,326	16,622	424,617	815,615	1,050,072	84,392	1,353,058	976,679	1,058,541

Earnings adjusted for fixed charges	$206,223	$(88,704)	$231,831	$465,751	$873,140	$(237,945)	$357,098	$634,285	$342,096

Fixed charges:
Interest expensed and capitalized, including amortization of expenses related to indebtedness	$164,851	$13,333	$387,728	773,771	$1,068,225	$86,193	$1,363,361	$981,722	$1,083,779
Portion of rent expense representative of interest (1)	5,056	425	4,439	5,018	5,865	466	6,152	4,254	4,139

Total fixed charges	$169,907	$13,758	$392,167	$778,789	$1,074,090	$86,659	$1,369,513	$985,976	$1,087,918

Ratio of earnings to fixed charges (2)	1.2	—	—	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	—	102,462	160,336	313,038	200,950	324,604	1,012,415	351,691	745,822

Notes:

(1)	One third of rent expense is deemed to be representative of interest.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) from continuing operations before income taxes less capitalized interest, plus amortization of capitalized interest and fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), capitalized interest and the portion of operating rental expense that our management believes is representative of the interest component of rent expense. The ratio of earnings to fixed charges is not presented for the periods in which earnings were inadequate to cover fixed charges. See the Deficiency of earnings available to cover fixed charges line above for the amount of the deficiency. The ratio of earnings to fixed charges excludes the impact of Refinancings.